As filed with the Securities and Exchange Commission on September 16, 2021

Investment Company Act File No. 811-23035

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT

(Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934)

The Gabelli Go Anywhere Trust

(Name of Subject Company (Issuer))

The Gabelli Go Anywhere Trust

(Names of Filing Person(s) (Offeror))

Common shares of beneficial interest, par value $0.001

(Title of Class of Securities)

36250J109

(CUSIP Number of Class of Securities)

Peter Goldstein, Esq.

The Gabelli Go Anywhere Trust

One Corporate Center

Rye, New York 10580-1422

Telephone: (800) 422-3554

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Thomas A. DeCapo, Esq.

Kenneth E. Burdon, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street

Boston, Massachusetts 02116

Calculation of Filing Fee

Transaction Value	Amount of Filing Fee
$26,126,330.28(a)	$2,850.38(b)

(a)

Calculated solely for purposes of determining the amount of the filing fee. The amount is based upon the offer to purchase up to 1,546,852 shares of common stock in the offer based upon a price of $16.89 (100% of the net asset value per share on September 15, 2021).

(b)

The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #1 for Fiscal Year 2021, equals $109.10 for each $1,000,000 of the value of the transaction.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$2,852.07
Form or Registration No.:	Schedule TO
Filing Party:	The Gabelli Go Anywhere Trust
Date Filed:	August 3, 2021

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.

Introductory Statement

This amendment no. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) by The Gabelli Go Anywhere Trust (the “Fund”), a Delaware statutory trust, on August 3, 2021, relating to the offer by the Fund to purchase for cash any and all of the Fund’s outstanding common shares of beneficial interest, par value $0.001 per share (the “Shares”), upon the terms and subject to the conditions contained in the Offer to Purchase dated August 3, 2021 and the related Letter of Transmittal, as amended and supplemented by the Supplement to the Offer to Purchase, dated September 16, 2021, and filed herewith as Exhibit (a)(1)(iii) (the “Supplement”) (as may be further amended or supplemented from time to time), which collectively, as each may be amended or supplemented from time to time, constitute the “Offer.” Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO, the Offer to Purchase or the Letter of Transmittal, as applicable.

The purpose of this Amendment No. 3 is to amend and supplement the terms of the Offer by, among other things, (i) increasing the purchase price at which the Fund is offering to purchase the Shares from a purchase price of 98% of the net asset value (“NAV”) per Share determined as of the close of the regular trading session of the NYSE American LLC (the “NYSE American”) on the last business day prior to the day the offer expires (the “Pricing Date”) to 100% of the NAV per Share determined as of the close of regular trading session of the NYSE American on the Pricing Date, and (ii) extending the expiration date of the Offer to 5:00 p.m. Eastern time, September 30, 2021, unless otherwise extended, amended, or terminated.

All information in the Offer is incorporated herein by reference in response to all of the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented by the information set forth in the Supplement, which is incorporated by reference herein.

Item 12. Exhibits

(a)(1)(i)	Offer to Purchase, dated August 3, 2021.(1)

(a)(1)(ii)	Form of Letter of Transmittal.(1)

(a)(1)(iii)	Supplement to the Offer to Purchase, dated September 16, 2021.*

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(i)	Press release issued on May 14, 2021.(2)

(a)(5)(ii)	Press release issued on August 2, 2021.(3)

(a)(5)(iii)	Press release issued on August 19, 2021.(4)

(a)(5)(iv)	Press release issued on August 20, 2021.(5)

(a)(5)(v)	Press release issued on September 16, 2021.*

(b)	None.

(d)(1)	Automatic Dividend Reinvestment Plan.(6)

(d)(2)	Investment Advisory Agreement between Registrant and Gabelli Funds, LLC.(7)

(d)(3)	Custodian Agreement.(8)

(d)(4)	Registrar, Transfer Agency and Service Agreement.(9)

(g)	None.

(h)	None.

*	Filed herewith.
(1)	Incorporated by reference to the Registrant’s Schedule TO-I, as filed with the SEC on August 3, 2021.
(2)	Incorporated by reference to the Registrant’s Schedule TO-C, as filed with the SEC on May 14, 2021.
(3)	Incorporated by reference to the Registrant’s Schedule TO-C, as filed with the SEC on August 2, 2021.
(4)	Incorporated by reference to Amendment No. 1 to the Registrant’s Schedule TO-I, as filed with the SEC on August 19, 2021.
(5)	Incorporated by reference to Amendment No. 2 to the Registrant’s Schedule TO-I, as filed with the SEC on August 23, 2021.
(6)	Incorporated by reference to the Registrant’s 2020 annual report on Form N-CSR, as filed with the SEC on March 8, 2021.
(7)	Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, as filed with the SEC on May 12, 2015 (File Nos. 333- 202459 and 811-23035).
(8)	Incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2, as filed with the SEC on June 5, 2015 (File Nos. 333- 202459 and 811-23035).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Gabelli Go Anywhere Trust

By:	/s/ John C. Ball
Name: John C. Ball
Title: Treasurer and Principal Financial
and Accounting Officer

Dated: September 16, 2021

Exhibit Index

(a)(1)(iii)	Supplement to the Offer to Purchase, dated September 16, 2021.

(a)(5)(v)	Press release, dated September 16, 2021.